

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2016

Fintech Telecom, LLC
Julio R. Rodriguez, Jr.
Chief Operating Officer
375 Park Avenue, 38th Floor
New York, NY 10152

> **Re:** **Telecom Argentina S.A.**
> **Amendment No. 6 to Schedule TO/13E-3**
> **Filed October 31, 2016 by Fintech Telecom, LLC., et al.**
> **Response dated November 14, 2016**
> **File No. 005-49901**

Dear Mr. Rodriguez:

We have reviewed your response and have the following additional comment:

General

1. We note your response to our prior comment issued on November 8, 2016. Without expressing an opinion as to the disparity in the expiration dates of the Argentine and U.S. Offers, or agreeing or disagreeing with any of the analysis or conclusions set forth in the response, we will not issue any further comments at this time based on the unique and particular facts of this transaction and the procedural posture of this offer.

You may contact Jennifer López, Attorney-Adviser at (202) 551-3792 or me at (202) 551-3263 with any questions regarding our comments.

Sincerely,

/s/ Jennifer López for

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Adam J. Brenneman, Esq.
      Cleary, Gottlieb, Steen & Hamilton LLP